# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bright Scholar Education Holdings Limited, CIK 0001696355
CUSIP: 109199208
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share Class B Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: Suites 6-7, The Turvill Bldg Old Swiss, 149 Cherry Hinton Road, Cambridge, United Kingdom (X0), Cb1 7bx
Date of event which requires filing of this statement: 12/16/2025
Filed by CIK 0001728562
Persons authorized to receive notices and communications: Huiyan Yang, No.1, Country Garden Road, Beijiao Town, Shunde District Foshan, Guangdong, China (F4), 528300, 86 757 2666 2233

## Reporting persons
- Yang Huiyan (CIK 0001728562): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SURE BRILLIANT GLOBAL LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share Class B Ordinary Shares, par value $0.00001 per share
Name of issuer: Bright Scholar Education Holdings Limited
Address of issuer's principal executive offices: Suites 6-7, The Turvill Bldg Old Swiss, 149 Cherry Hinton Road, Cambridge, United Kingdom (X0), Cb1 7bx
Comment:
This amendment to Schedule 13D (the "Amendment No.8") amends and supplements the statement
Comment: on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 31, 2018, as further amended and supplemented by the Amendment No. 1 filed with the SEC on January 15, 2019, the Amendment No. 2 filed with the SEC on February 19, 2019, the Amendment No. 3 filed with the SEC on May 2, 2022, the Amendment No. 4 filed with the SEC on January 3, 2023, the Amendment No. 5 filed with the SEC on July 31, 2024, the Amendment No. 6 filed with the SEC on May 28, 2025, and the Amendment No. 7 filed with the SEC on October 15, 2025 (the "Original Schedule 13D," as amended and supplemented by this Amendment No. 8, the "Schedule 13D") by each of Ms. Huiyan Yang and Sure Brilliant Global Limited (the "Reporting Persons").

Except as provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 8 have the meanings ascribed to them in the Original Schedule 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On December 16, 2025, the Issuer and Merger Sub filed with the Registrar of Companies of the Cayman Islands a plan of merger, pursuant to which the Merger became effective on December 16, 2025 (the "Effective Time"). As a result of the Merger, the Issuer, as the surviving company of the Merger, became a wholly owned subsidiary of Parent.

At the Effective Time, (a) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), Shares represented by ADSs and Dissenting Shares (as defined in the Merger Agreement)) was cancelled in exchange for the right to receive US$0.575 in cash per Share without interest and net of any applicable withholding taxes; (b) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Shares represented by such ADSs, was cancelled in exchange for the right to receive US$2.30 in cash per ADS (less US$5.00 for each 100 ADSs (or portion thereof) cancellation fees pursuant to the terms of the deposit agreement) without interest and net of any applicable withholding taxes; (c) except as otherwise consented to by the holder of such option, each option to purchase Shares granted under the Company Equity Plan (as defined in the Merger Agreement) in accordance with the terms thereof (each, a "Company Option," and collectively, the "Company Options") that was vested, outstanding and unexercised immediately prior to the Effective Time was cancelled in exchange for an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option (assuming such holder exercised such vested Company Option in full immediately prior to the Effective Time); (d) Each Company Option unvested or otherwise not exercisable immediately prior to the Effective Time was cancelled for nil consideration; (e) each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 3.6 of the Merger Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 3.6 the Merger Agreement.

As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the "NYSE") on December 16, 2025 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. The Issuer has requested that trading of the ADSs on the NYSE be suspended, and that the NYSE file with the SEC a Form 25 notifying the SEC of the NYSE's withdrawal of the ADSs from listing on the NYSE and intention to withdraw the Shares from registration under Section 12(b) of the Exchange Act. The Issuer intends to file with the SEC, ten (10) days after the NYSE files the Form 25, a Form 15 suspending the Issuer's reporting obligations under the Exchange Act and withdrawing the registration of the Shares under the Exchange Act. The Issuer 's obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Shares becomes effective. Accordingly, this Amendment constitutes an exit filing for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons or to the best of their knowledge, any of persons listed in Schedule A hereto, do not beneficially own any securities of the Issuer identified pursuant to Item 1 or have any voting power or dispositive power over any securities of the Issuer identified pursuant to Item 1.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons nor, to the best of their knowledge, any of persons listed in Schedule A hereto, has effected any transactions in the ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described in Item 4 of this Schedule 13D, on December 16, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. This Amendment No. 8 is the final amendment to the Schedule 13D.

## Signatures
- Yang Huiyan: /s/ Huiyan Yang, Huiyan Yang (12/16/2025)
- SURE BRILLIANT GLOBAL LIMITED: /s/ Huiyan Yang, Huiyan Yang/Director (12/16/2025)